Exhibit 21

List of Subsidiaries of Forethought Life Insurance Company

Name	State or Other Jurisdiction of Incorporation or Organization
Panamint Capital LLC	Delaware
Panamint Power LLC	Delaware
Panamint Renewable Energy LLC	Delaware